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George R. Bason, Jr.
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4340 tel 212 701 5340 fax george.bason@davispolk.com

January 28, 2016

Re:	Siliconware Precision Industries Co., Ltd. Amendment No. 2 to Combined Schedule TO-T and Schedule 13E-3 filed January 20, 2016 by Advanced Semiconductor Engineering, Inc., File No. 005-79592

David L. Orlic, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Dear Mr. Orlic:

On behalf of Advanced Semiconductor Engineering, Inc. (“ASE”), we hereby submit ASE’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 22, 2016 with respect to the above-referenced Combined Schedule TO-T and Schedule 13E-3 (the “Schedule TO-T”) filed in connection with ASE’s offer to purchase up to 770,000,000 common shares, including those represented by American depositary shares, representing approximately 24.71% of the issued and outstanding share capital, of Siliconware Precision Industries Co., Ltd. (“SPIL”) through concurrent tender offers in the United States and the Republic of China.

This letter and Amendment No. 3 to the Schedule TO-T (“Amendment No. 3”) are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via hand delivery a hard copy of this letter, along with two courtesy copies of Amendment No. 3.

For the convenience of the Staff, each of the Staff’s comments is reproduced in bold and is followed by the corresponding response of ASE. All defined terms in this letter have the same meaning as in the Amended and Restated U.S. Offer to Purchase filed as an exhibit to the Schedule TO-T (the “U.S. Offer to Purchase”), unless otherwise indicated.

General

1.	We note your response to prior comment 1. We do not believe that Edgar filing is adequate to disseminate the revised disclosure, including the financial statements and summaries of the fairness opinions. Please tell us specifically how you intend to publish, send or give the additional and/or revised information to security holders.

2	January 28, 2016

Response:

In response to the Staff’s comment, ASE has confirmed to us its understanding that pursuant to Rule 14d-4(d) of the Securities Exchange Act of 1934 (the “Act”) it is required to disseminate material changes to the previously published U.S. Offer to Purchase in a manner reasonably designed to inform SPIL’s shareholders of such changes. For the reasons discussed below, ASE respectfully submits to the Staff that the revisions to the U.S. Offer to Purchase contained in Amendment No. 2 to the Schedule TO-T (“Amendment No. 2”) are not material in nature.

A filing person is only required to disseminate amendments in a manner reasonably designed to inform shareholders of their content and the standard for determining whether such dissemination is necessary is whether any change set forth in such amendments are “material.” The Supreme Court held in TSC Industries, Inc. v. Northway, 426 U.S. 438 (1976) that in the context of a tender offer, a change is deemed material only when it would have assumed actual significance in the deliberation of a reasonable investor, and the United States Court of Appeals, Second Circuit held in Spielman v. General Host Corp., 402 F. Supp 190 (S.D.N.Y. 1975), aff’d 538 F.2d 39 (2d Cir. 1976) held that a change is material if stockholders who tendered their shares would probably not have tendered their shares if they had been aware of such change at the time that they tendered their shares.

The Commission has taken the position that waivers of a minimum share condition or changes with respect to the consideration offered and the number of shares sought (See Interpretive Release Relating to Tender Offer Rules, Release No. 24296, April 3, 1987) constitute material changes that require dissemination to shareholders. These changes to the fundamental terms of the tender offer would, by their nature, influence a shareholder’s decision to tender its shares because they would affect the amount of consideration to be received by such shareholder in the tender offer as well as the likelihood of the offeror succeeding in completing a back-end merger with the issuer.

The revisions made to the U.S. Offer to Purchase in Amendment No. 2 do not contain these or other similar changes. The essential features and significance of ASE’s offer, including its terms, purposes and effects, have not been changed. ASE has informed us that it believes that a reasonable investor that tendered its SPIL common shares or American depositary shares prior to the filing of Amendment No. 2 would not change its decision to tender on the basis of these revisions because they are not adverse factors or otherwise material considerations to such investor. The two most significant revisions to the U.S. Offer to Purchase contained in Amendment No. 2 were the inclusion of summary financial information of SPIL and the inclusion of summaries of two fairness opinions delivered to ASE in connection with its offer. We respectfully submit that the full text of each fairness opinion was filed on ASE’s Combined Schedule TO-T and Schedule 13E-3 on December 29, 2015 and that the summary financial data was extracted solely from SPIL’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the Commission on April 27, 2015 and that ASE has informed us that it believes that SPIL’s shareholders have had ready and sufficient access to such materials through the Commission’s EDGAR filing system. Therefore, ASE respectfully submits to the Staff it has complied with the disclosure requirements of Rule 14d-4(d) of the Act.

Fairness of the Offers and the Proposed Combination, page 21

2.	We note your response to prior comment 3. Please provide the disclosure required by Item 1015(b)(5) of Regulation M-A, or direct us to where this disclosure appears.

3	January 28, 2016

Response:

In response to the Staff’s comment, revised disclosure has been added on page 23 of the U.S. Offer to Purchase under the heading “Special Factors—Section 3—Fairness of the Offers and the Proposed Combination”. Please see Amendment No. 3.

**************

ASE has authorized us to confirm on its behalf that:

•	ASE is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	ASE may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

4	January 28, 2016

Please contact the undersigned at (212) 450-4340 should you require further information or have any questions.

Sincerely,

/s/ George R. Bason, Jr.

George R. Bason, Jr.

cc:	Joseph Tung

Chief Financial Officer
Advanced Semiconductor Engineering, Inc.